UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2026

Commission File No. 001-31965

Taseko Mines Limited
(Translation of registrant's name into English)

15th Floor - 1040 W. Georgia St., Vancouver, BC V6E 4H1
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F  [  ]  Form 40-F [X]

INCORPORATION BY REFERENCE

SUBMITTED HEREWITH

Exhibits

99.1	Letter to Shareholders

99.2	Notice and Access Notification to Shareholders

99.3	Management Information Circular for Annual General Meeting to be held on June 24, 2026

99.4	Proxy Card relating to Annual General Meeting of Shareholders to be held June 24, 2026

99.5	Financial Statement Request Card

99.6	Amended and Restated Deferred Share Unit Plan

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TASEKO MINES LIMITED

Date: May 22, 2026

/s/ Trevor Thomas
Trevor Thomas
Corporate Secretary